UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              FORM 12b-25

                                                     SEC File Number: 0-14888
                                                     CUSIP Number:  741910103

(Check one):  ( ) Form 20-F  ( ) Form 11-K  (X)Form 10-QSB ( ) Form N-Sar

For Period Ended:  June 30, 1998

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on From N-SAR

For the transition period ended:

Part I - REGISTRANT INFORMATION

                         PRIME CAPITAL CORPORATION
                         (Full name of registrant)

                    10275 West Higgins Road, Suite 200
                 (Address of principal executive offices)

                         Rosemont, Illinois  60018
                        (City, State and Zip Code)

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

All information required to complete the Form 10-QSB is not available at this time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Vern E. Landeck               847              294-6000
       ---------------------          ---------       ----------------
             (Name)                  (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [ X ]  Yes    [   ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included
     in the subject report or portion thereof?  [   ]  Yes    [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         PRIME CAPITAL CORPORATION
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 1998
       ---------------

By:/s/ Vern E. Landeck
       ---------------
       Vern E. Landeck, Chief Financial Officer